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                     December 6, 2023

       Sravan K. Emany
       Chief Financial Officer
       Ironwood Pharmaceuticals, Inc.
       100 Summer Street, Suite 2300
       Boston, MA 02110

                                                        Re: Ironwood
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34620

       Dear Sravan K. Emany:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences